Exhibit 23.3

To:   Eshallgo Inc.

Re:   Consent Letter

Dear Sir/Madam:

We hereby consent to the reference of our name under the headings on “Risk Factors”, “Issuance of up to 6,332,801 Class A Ordinary Shares Underlying Convertible Debentures”, “ENFORCEABILITY OF CIVIL LIABILITIES” and “LEGAL MATTERS” as well as the related content in the cover page in Form F-1 on December 16, 2024 (the “FORM F-1”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the FORM F-1.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ Beijing DOCVIT Law Firm

Beijing DOCVIT Law Firm